UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 13, 2026

[NEWS RELEASE]

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

May 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Securities code: 8316

Introduction of Shareholder Benefit Program

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that it will introduce a shareholder benefit program as follows.

1.	Purpose of introducing a shareholder benefit program

With the aim of further expanding its investor base, SMFG hopes that more investors will hold its shares for the long term. SMFG also hopes that, by using “Olive,” the comprehensive financial service for individual customers provided by SMBC Group, shareholders will gain a deeper understanding of SMBC Group’s business.

To achieve these purposes, SMFG will introduce a shareholder benefit program (hereinafter referred to as the “Shareholder Benefit Program”) with September 30, 2026 as the initial record date.

2.	Overview of the Shareholder Benefit Program

Shareholders who meet the conditions regarding the number of shares held (Note 1) and the continuous holding period (Note 2) may receive benefits under the Shareholder Benefit Program provided they complete the application procedure specified by SMFG and satisfy all other conditions including holding an “Olive Account.” The number of shares held and the continuous holding period will be determined based on the information listed or recorded in SMFG’s register of shareholders as of September 30 of each year (hereinafter referred to as the “Benefit Record Date”).

Eligible shareholders will receive detailed instructions regarding the application procedure and other matters in early December, along with the interim dividend documents. The eligible shareholders may apply to receive all or part of the benefits listed in (1), (2), and (3) below.

The details of the Shareholder Benefit Program are as follows.

(1)	Awarding of “V POINTs” (* If you qualify for both categories [1] and [2], only the benefit for the upper category of [2] will be awarded.)

Category	Number of shares held	Continuous holding period	Other conditions	Benefit
[1]	100 shares or more	1 year or more

•

Shareholders must have an “Olive Account”. (Note 3)

•

As of 11:59 p.m. on the last day of February of the year following the Benefit Record Date, the balance on a deposit account associated with the “Olive Account” (either a yen ordinary deposit account or an ordinary deposit account with tiered variable interest rates applicable to deposit balance) must be 150,000 yen or more.

5,000 yen worth of “V POINTs”
[2]	1,000 shares or more	5 years or more		30,000 yen worth of “V POINTs”

(2)	Offering of an additional interest coupon for yen time deposits

Number of shares held	Continuous holding period	Other conditions	Benefit
100 shares or more	-	• Shareholders must have an “Olive Account”. (Note 3)	Additional interest rate of +1.0% per annum on a 3-month yen time deposit (Note 4)

(3)	[Lottery Drawing] Invitations to various events etc. sponsored by SMBC Group

Number of shares held	Continuous holding period	Other conditions	Benefit
100 shares or more	-

•

Shareholders must have an “Olive Account”. (Note 3)

•

As of 11:59 p.m. on the last day of February of the year following the Benefit Record Date, the balance on a deposit account associated with the “Olive Account” (either a yen ordinary deposit account or an ordinary deposit account with tiered variable interest rates applicable to deposit balance) must be 150,000 yen or more.

Winners will be invited to various events etc. sponsored by SMBC Group.

(Note 1)

When determining the number of shares held, the 3-for-1 split of common stock conducted on October 1, 2024 (hereinafter referred to as the “2024 Stock Split”) will be taken into account. For example, if a shareholder held 500 shares on or before September 30, 2024, prior to the 2024 Stock Split, the shareholder will be treated as having held 1,500 shares prior to the 2024 Stock Split in the Shareholder Benefit Program.

In addition, as announced today, SMFG will conduct a 2-for-1 split of common stock effective October 1, 2026, with a record date of September 30, 2026 (hereinafter referred to as the “2026 Stock Split”). For the initial Shareholder Benefit Program with a record date of September 30, 2026, eligibility will be determined as per the number of shares held shown in the table above. However, for the Shareholder Benefit Program with record dates on or after September 30, 2027, eligibility will be determined as per the number of shares held that takes into account the 2026 Stock Split.

The conditions regarding the number of shares held, taking into account the 2026 Stock Split, are as follows.

(1)	Awarding of “V POINTs”

Category	Existing conditions	Amended conditions
[1]	100 shares or more	200 shares or more
[2]	1,000 shares or more	2,000 shares or more

(2)	Offering of an additional interest coupon for yen time deposits

Existing conditions	Amended conditions
100 shares or more	200 shares or more

(3)	[Lottery Drawing] Invitations to various events etc. sponsored by SMBC Group

Existing conditions	Amended conditions
100 shares or more	200 shares or more

(Note 2)

The continuous holding period refers to the period during which the shareholder has been continuously listed or recorded in SMFG’s register of shareholders as of September 30 and March 31 under the same shareholder number, tracing back from the Benefit Record Date for the Shareholder Benefit Program. If the number of shares held changes during the period due to trading or other reasons, eligibility for the awards will be determined based on whether the number of SMFG’s shares held throughout that period was, as applicable, 100 shares or more or 1,000 shares or more.

In the event of removal from SMFG’s register of shareholders or a change in the shareholder number due to inheritance, transfer, the use of stock lending services, the deposit of shares, or a change in the shareholder’s brokerage firm, the holding status prior to such changes will not be taken into account, and the period will be calculated from the date on which the shareholder is newly listed or recorded in SMFG’s register of shareholders.

(Note 3)

“Olive Account” refers to a package service provided by Sumitomo Mitsui Banking Corporation that offers various benefits through methods specified by the bank. The contract status of an “Olive Account” will be determined as of 11:59 p.m. on the last day of February of the year following the Benefit Record Date. To receive benefits, shareholders must have an active “Olive Account” at all relevant times, including when “V POINTs” are awarded, when the additional interest coupon is sent and used, and when the ticket is sent. This applies both to shareholders who already have an “Olive Account” and to shareholders who enter into such a contract in the future. If shareholders fail to have an active “Olive Account” at any of the relevant times, benefits cannot be provided.

Please note that an application for an “Olive Account” requires completing the necessary procedure via a smartphone app or similar platform. For more details, please visit the Sumitomo Mitsui Banking Corporation website.

Sumitomo Mitsui Banking Corporation website: https://www.smbc.co.jp/kojin/olive/

Shareholders applying for benefits are required to provide the branch number and account number of a deposit account associated with the “Olive Account” (either a yen ordinary deposit account or an ordinary deposit account with tiered variable interest rates applicable to deposit balances). Shareholders are requested to complete the procedures well in advance, as the application for an “Olive Account” (including the opening of a new account) may take more than two weeks.

(Note 4)	After receiving the additional interest coupon for yen time deposits, shareholders may make a yen time deposit with Sumitomo Mitsui Banking Corporation under the following conditions.

Deposit limit: Up to 10 million yen

Deposit term: 3 months

Applicable interest rate: Base interest rate + 1.0% per annum (before tax)

Please refer to the website of Sumitomo Mitsui Banking Corporation for the latest interest rates displayed at branches.

Sumitomo Mitsui Banking Corporation website: https://www.smbc.co.jp/kojin/kinri/yokin.html

3.	Others

•	Please note that the details of the Shareholder Benefit Program are subject to change.

•	Please also refer to the frequently asked questions section on the SMFG website.

SMFG website: https://www.smfg.co.jp/investor/benefits/

•	Contact information

(1) For inquiries regarding the Shareholder Benefit Program and application for an “Olive Account”

Sumitomo Mitsui Banking Corporation

Shareholder Benefit Dedicated Hotline

Phone number: 0120-660-789

Business hours: 9:00 a.m. to 5:00 p.m. (excluding Saturdays, Sundays, national holidays, and the period from December 31 to January 3)

(2) For inquiries regarding the holding status of SMFG’s shares

Stock Transfer Agency Department, Sumitomo Mitsui Trust Bank, Limited

Phone number: 0120-782-031

Business hours: 9:00 a.m. to 5:00 p.m. (excluding Saturdays, Sundays, national holidays, and the period from December 31 to January 3)